January 20, 2017

VIA EDGAR

Carlos Pacho

Senior Assistant Chief Accountant

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

 Re:     Genesis Healthcare, Inc.

Form 8-K

Filed August 4, 2016

File No. 1-33459

Dear Mr. Pacho:

This letter is provided by Genesis Healthcare, Inc. (the “Company”) in response to the letter from the Staff of the Division of Corporation Finance (the “Staff”), of the U.S. Securities and Exchange Commission dated December 22, 2016 (the “Comment Letter”) and based upon our conversation with the Staff on January 3, 2017 relating to the above-referenced Current Report on Form 8-K.  For the convenience of the Staff, the comment contained in the Comment Letter is reprinted in bold and is followed by the corresponding response of the Company.

Exhibit 99.1

1.

We have read your response to the comment and we believe that your non-GAAP presentation of EBITDAR, that excludes lease expense, is inconsistent with Question 100.01 of the updated Non-GAAP Compliance and Disclosure Interpretations issued on May 17, 2016. Please revise in your next earnings release.

Response: Based upon our conversation with the Staff on January 3, 2017, the Company will, in future filings, address the non-GAAP measure of EBITDAR as follows:

•

In connection with the reporting of our financial results for the three and twelve months ended December 31, 2016, we will present non-GAAP measures, including EBITDAR and Adjusted EBITDAR, in the same manner historically presented by us;

•

Also in connection with the reporting of our financial results for the three and twelve months ended December 31, 2016, the Company will introduce a presentation of non-GAAP measures to be used prospectively in future filings (the “Prospective Presentation”) which will no longer include references to EBITDAR and Adjusted EBITDAR; and

•

When presenting  the Prospective Presentation of non-GAAP measures in future filings, the Company will include a  reference to the amount of cash lease expense paid during the respective reporting periods that is not otherwise included in the computation of lease expense presented on the face of the financial statements pursuant to GAAP.  This reference will provide readers of our financial statements information regarding the amount of additional cash outlays made during the respective reporting periods under contracts treated as capital leases or financing obligations pursuant to GAAP.

If you have any additional questions or require any additional information with respect to this letter, please do not hesitate to contact me.

Very truly yours,

/s/ Thomas DiVittorio

Thomas DiVittorio

Chief Financial Officer

Genesis Healthcare, Inc.

cc:    Stephen Young

        Michael Sherman

        Michael Berg

        Genesis Healthcare, Inc.